Exhibit 99.1

CMGE Reports First Quarter 2013 Unaudited Financial Results

HONG KONG, May 31, 2013 — China Mobile Games and Entertainment Group Limited (“CMGE” or the “Company”) (Nasdaq: CMGE), a leading mobile game company in China, today reported its unaudited financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Financial Highlights

•

Revenues were RMB36.5 million (US$5.9 million1), compared with RMB54.3 million in the first quarter of 2012 and RMB28.9 million in the fourth quarter of 2012. The sequential quarterly growth in revenue is largely a result of increased revenue from social games and single player games and an increase in the number of subscriptions of the Company’s single-player game bundles.

•	Net loss was RMB21.6 million (US$3.5 million), compared with net income of RMB18.8 million in the first quarter of 2012 and net loss of RMB58.3 million in the fourth quarter of 2012.

•

Non-GAAP[2] net loss, excluding (1) share-based compensation expenses and (2) goodwill and intangible assets impairment loss, was RMB13.2 million (US$2.1 million), compared with non-GAAP net income of RMB20.7 million in the first quarter of 2012 and non-GAAP net loss of RMB10.0 million in the fourth quarter of 2012.

•

Basic and diluted loss per American Depositary Share[3] (“ADS”) was RMB1.01 (US$0.16), compared with an earning of RMB0.87 in the first quarter of 2012 and a loss of RMB2.71 in the fourth quarter of 2012.

First Quarter Select Operating Data

•

Total paying user accounts[4] for single-player games (excluding single-player game bundles) were 4.3 million, compared with 12.1 million in the first quarter of 2012 and 5.0 million in the fourth quarter of 2012. Average revenue per paying user account (“ARPU”) for single-player games (excluding single-player game bundles) was RMB3.38, compared with RMB2.81 in the first quarter of 2012 and RMB2.37 in the fourth quarter of 2012.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2108 to US$1.00, the effective noon buying rate as of March 29, 2013 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.
[2]	Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.
[3]	One ADS represents 14 Class A ordinary shares of the Company.
[4]	Total paying user accounts represents (i) the number of user accounts that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same user accounts, and (ii) the total number of games downloaded through application stores.

•

Total subscriptions[5] for single-player game bundles were 1.5 million in the first quarter of 2013, compared with 2.0 million in the first quarter of 2012 and 1.1 million in the fourth quarter of 2012. Average revenue per subscription for single-player game bundles was RMB4.73, compared with RMB4.59 in the first quarter of 2012 and RMB4.01 in the fourth quarter of 2012.

•

Total paying user accounts for social games were 308,039, compared with 164,030 in the first quarter of 2012 and 48,235 in the fourth quarter of 2012. ARPU for social games was RMB23.81, compared with RMB50.36 in the first quarter of 2012 and RMB92.47 in the fourth quarter of 2012.

“We were pleased to see a strong increase in revenue and an overall improvement in our financial and operational performance during the first quarter. We have begun to pick up momentum following the implementation last year of our long-term strategy of focusing on developing and publishing smartphone games,” commented Mr. Ken Jian Xiao, CMGE’s Chief Executive Officer. “We have been working diligently to enhance and adjust our distribution channels and our technology and development teams to take advantage of the significant growth opportunities in China’s smartphone game business. On top of our existing game portfolio of 510 games, we recently announced the upcoming launch of our newest games, War Valley, Xiang Mo Shen Hua, and Immortal Wind, which are all self-developed social games for both Android and iOS-based platforms. In a demonstration of its potential, the Company received three national mobile game awards in 2013. Among these, War Valley was awarded the Online Game Award for Excellence by the Global Mobile Game Confederation and was named a Top 10 Mobile Game at the Global Mobile Internet Conference. In addition, the Golden Apple Award for Best Game was presented to Joyful Zha Jin Hua. We also significantly expanded our game publishing operations. In particular, we recently published Dragon’s Summon, an Android-based game developed by a third-party.

“We are excited about our social game pipeline as we plan to launch over 15 social games in 2013. The release of these games is the result of investments and transitional efforts made last year. We invested heavily in developing smartphone social games and establishing our third-party game publishing capabilities. In addition, since November 2012, we have acquired eight game development teams which we are confident will help drive our overall performance over the long run.

“As our game portfolio expands, so have our distribution channels. We signed strategic partnership agreements with China Wireless Technologies and Beijing Tianyu Communication Equipment to pre-install our Game Center application on over ten million smartphones. We expect that our Game Center application and other selected games will be preinstalled on more than 60 million smartphones in 2013 under co-operation with over 400 handset manufacturers. We intend to leverage the size and number of our distribution channels to promote our proprietary online games and decrease future promotional costs. These partnerships have already started to contribute incrementally to our financial performance and we look forward to finding new and exciting pre-installation opportunities with handset and mobile chipset manufacturers as well as cooperation with other platforms.

[5]	Total subscriptions represents the total number of monthly subscriptions to our game bundles offered through mobile network operators. A user who pays two subscription fees during one month to subscribe to different game bundles would be counted as two subscriptions.

“The year ahead holds great potential as we believe that we have only just begun to see the initial benefits of our transition to smartphone games. With a distribution network that reaches over 150 million mobile users, and a strong portfolio of games supported by strategic cooperation agreements with handset manufacturers, mobile operators and other third party platforms, I am confident in our ability to leverage these investments and carry out our transition as we seek to deliver long-term value to our shareholders.”

Mr. Ken Chang, China Mobile Games’ Chief Financial Officer, added, “We were pleased to see a strong increase in overall revenue, particularly from our games segment, which rose by 40.0% from the fourth quarter of 2012. This increase was largely a result of our ongoing successful transition to smartphone games and the expansion of our third-party game publishing business. In the first quarter of 2013, we launched three proprietary social games, including Joyful Zha Jin Hua, the first in a series of card games, which quickly achieved success with monthly paying users exceeding 160,000. In addition, the number of subscriptions to our single-player game bundles on China Mobile’s platform increased as China Mobile began relaxing its advertising policies. Our game bundles again ranked first on China Mobile’s platform in terms of revenue this quarter overall. We believe we are in the early stages of renewed growth as we pick up momentum from the transitional efforts that we undertook last year.”

First Quarter 2013 Results

Revenues

Total net revenues were RMB36.5 million (US$5.9 million), compared with RMB54.3 million in the first quarter of 2012 and RMB28.9 million in the prior quarter.

•

Mobile phone game revenues were RMB29.0 million (US$4.7 million), a decrease of 43.7% from RMB51.5 million during the same period last year and an increase of 40.0% from RMB20.7 million in the prior quarter. The sequential quarterly growth in revenue is largely a result of increased revenue from social games and single player games and single-player game bundles which was due to a variety of factors including: (1) ARPU for single player games increased from RMB2.37 during the fourth quarter of 2012 to RMB3.38 during the first quarter of 2013 due to the improvement in game quality, (2) the number of subscriptions for game bundles increased by 36.3% sequentially to 1.5 million as a result of China Mobile’s decision to relax many of its advertising policies, while ARPU increased from RMB4.01 to RMB4.73, and (3) the number of paying users for social games increased by 538.6% compared with the fourth quarter of 2012 to 308,039 paying users. The significant increase in the number of paying users was primarily due to the introduction of many new social games, including three self-developed social games, such as Joyful Zha Jin Hua, as well as other social game titles developed by third-parties. The decline in revenue when compared to the same period last year was a result of the Company’s transition to focus its development efforts on a new generation of Android and iOS-based social games. The Company expects to launch more than 15 social games during 2013.

•

Handset design revenues were RMB7.5 million (US$1.2 million), compared with RMB2.8 million during the corresponding period in 2012 and RMB8.2 million during the prior quarter. The sequential decline was primary due to the typical slowdown in production experienced during the Chinese New Year holiday in the first quarter. The year-over-year increase in revenue was primarily due to increased revenue from smartphone handset design.

Cost of Revenues

Cost of revenues was RMB22.0 million (US$3.5 million) during the first quarter of 2013, a decrease of 9.5% from RMB24.3 million in the first quarter of 2012 and an increase of 5.3% from RMB20.9 million in the fourth quarter of 2012. The sequential increase was primary due to an increase in the amount paid to agents who pre-install the Company’s game platform onto Android based smartphones and was partially offset by a decrease in handset sales volume which resulted in lower component costs. The decline from the same period last year was primarily due to a decrease in the amount paid to agents who pre-install the Company’s games and game platform. The decline was partially offset by an increase in handset sales volume, which resulted in higher component costs.

•

Cost of revenue for mobile phone games was RMB14.7 million (US$2.4 million), compared with RMB21.6 million during the first quarter in 2012 and RMB11.8 million during the prior quarter. The sequential increase was primarily due to the increase in the amount paid to agents who pre-install the Company’s game platform onto Android based smartphones. In addition, the Company increased spending to promote its game bundles. The year-over-year decline was primarily due to a decrease in the amount paid to agents who pre-install the Company’s feature phone games.

•

Cost of revenue for handset design was RMB7.2 million (US$1.2 million), compared with RMB2.8 million during the first quarter of 2012 and RMB9.0 million during the prior quarter. The sequential decrease was primary due to lower component costs as production activities decreased during the Chinese New Year holiday. The year-over-year increase was largely due to higher component costs as sales orders in smartphone PCBA increased.

The Company’s overall gross margin was 40% during the first quarter of 2013, compared with 55.2% in the first quarter of 2012 and 27.8% in the fourth quarter of 2012.

•

Gross margin for mobile phone games was 49.3% during the first quarter of 2013, compared with 58.1% during the first quarter of 2012 and 42.9% in the fourth quarter of 2012. The sequential increase was primarily due to an increase in revenues compared with fixed costs, which mainly consist of the amortization of intangible assets. The year-over-year decline was primarily due to higher amounts paid to agents who pre-install the Company’s game platform, for which part of the cost is determined by the number of activated accounts on the Company’s game platform.

•

Gross margin for handset design was 4.3% during the first quarter of 2013, compared with 0.8% during the first quarter of 2012 and (10.4)% in the fourth quarter of 2012. The sequential and year-over-year increases were due to a decrease in fixed costs because of reduction in amortization expenses.

Operating Expenses

Operating expenses were RMB32.8 million (US$5.3 million) during the first quarter of 2013, compared with RMB16.7 million in the first quarter of 2012 and RMB71.7 million in the fourth quarter of 2012. The quarterly decrease is largely because the Company incurred an impairment loss for goodwill and intangible assets of RMB44.4 million in the fourth quarter of 2012.

Research and development expenses as a percentage of net revenue were 24.0% in the first quarter of 2013, compared with 15.8% in the first quarter of 2012 and 34.0% in the fourth quarter of 2012. The year-over-year increase was primary due to the Company’s investment in developing smartphone social games.

Share-based compensation expenses totaled RMB5.8 million (US$0.9 million) during the first quarter of 2013, compared with RMB1.9 million in the first quarter of 2012 and expenses of RMB4.0 million in the fourth quarter of 2012. The sequential quarterly and year-over-year increases were primary due to the options and warrants granted to the Company’s senior management and consultants during the first quarter of 2013.

Impairment Loss

During the first quarter of 2013, the Company recorded a non-cash impairment of intangible assets of RMB2.6 million (US$0.4 million) for software used in feature phone game development that will not be used in future operations.

Operating Income (Loss)

As a result of the above factors, the Company’s operating loss was RMB18.2 million (US$2.9 million) during the first quarter of 2013, compared with operating income of RMB13.3 million in the first quarter of 2012 and operating loss of RMB63.7 million in the fourth quarter of 2012.

Operating loss excluding (1) share-based compensation and (2) goodwill and intangible assets impairment loss (non-GAAP) was RMB9.7 million (US$1.6 million) during the first quarter of 2013, compared with operating income (non-GAAP) of RMB15.2 million in the first quarter of 2012 and operating loss (non-GAAP) of RMB15.3 million in the fourth quarter of 2012.

Contingently Returnable Consideration Assets

Changes in the fair value of contingently returnable consideration assets resulted in a loss of RMB2.8 million (US$0.5 million) during the first quarter of 2013, compared with a gain of RMB7.1 million in the first quarter of 2012 and a gain of RMB2.8 million in the fourth quarter of 2012. The loss was primarily due to a decrease in the fair value of the consideration shares to be returned to VODone pursuant to the contingent conditions related to the acquisitions of the 3GUU Group.

Income Tax

The Company had an income tax expense of RMB1.1 million (US$0.2 million) during the first quarter of 2013, compared with an income tax expense of RMB2.1 million in the first quarter of 2012 and an income tax benefit of RMB1.7 million in fourth quarter of 2012.

Net Income (Loss)

Net loss during the first quarter of 2013 was RMB21.6 million (US$3.5 million), compared with net income of RMB18.8 million in the first quarter of 2012 and net loss of RMB58.3 million in the fourth quarter of 2012.

Net loss excluding (1) share-based compensation and (2) goodwill and intangible assets impairment loss (non-GAAP) was RMB13.2 million (US$2.1 million) during the first quarter of 2013, compared with net income (non-GAAP) of RMB20.7 million in the first quarter of 2012 and net loss (non-GAAP) of RMB10.0 million in the fourth quarter of 2012.

Basic and Diluted Earnings (Loss) per ADS

Basic and diluted loss per ADS were RMB1.01 (US$0.16) during the first quarter of 2013, compared with earnings per ADS of RMB0.87 in the first quarter of 2012 and a loss per ADS of RMB2.71 in the fourth quarter of 2012. Basic and diluted loss per ADS excluding (1) share-based compensation and (2) goodwill and intangible assets impairment loss (non-GAAP) were RMB0.62 (US$0.10) during the first quarter of 2013, compared with earnings per ADS of RMB0.96 in the first quarter of 2012 and loss per ADS of RMB0.48 in the fourth quarter of 2012.

Cash and Cash Equivalents

As of March 31, 2013, the Company had cash and cash equivalents of RMB125.4 million (US$20.2 million) and short-term investments were RMB45.1 million (US$7.3 million). Operating cash flow for the first quarter of 2013 was a net inflow of RMB3.5 million (US$0.6 million).

Common Shares

CMGE had 331.1 million common shares outstanding as of March 31, 2013, or the equivalents of 23.6 million ADSs outstanding.

Conference Call

CMGE’s management will host a conference call to discuss the results at 8:00 a.m. Eastern Daylight Time on May 31, 2013 (8:00 p.m. Beijing time on the same day).

The dial-in details for the live conference call are:

U.S. Toll Free Dial-In	+1 855-500-8701
Hong Kong Dial-In	+852 3051-2745
China Dial-In	400-120-0654
International Dial-In	+65 6723-9385
Conference ID	CMGE

A telephone replay of the call will be available after the conclusion of the conference call at 10:00 a.m. Eastern Daylight Time on May 31, 2013 through 11:59 p.m. Eastern Daylight Time on June 7, 2013. The dial-in details for the replay are:

U.S. Toll Free Dial-In	+1 855-452-5696
International Dial In:	+61 2-8199-0299
Conference ID	72389583

A live webcast of the conference call will be available on the investor relations section of CMGE’s website at: http://ir.cmge.com/.

About CMGE

CMGE is a leading mobile game company in China with the largest market share among mobile game developers in terms of revenues in 2010, 2011 and 2012, according to Analysys International, an independent market research firm. CMGE has integrated capabilities in the development, operation, sale and distribution of mobile games in China. Its mobile handset design business complements its game development business as it pre-installs CMGE’s mobile games and game platforms in the handsets it designs, and enhances CMGE’s knowledge of user habits and preferences and industry trends. CMGE has a large and diversified portfolio of games for smartphones and feature phones, and has strong development capabilities, evidenced by the fact that it develops single-player games and social games for both types of handsets.

Forward-looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CMGE may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CMGE’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The Company’s growth strategies as well as business plans; future development, results of operations and financial condition; ability to continue to develop new and attractive products and services; ability to continue to develop new technologies or upgrade existing technologies; ability to attract and retain users and customers and further enhance brand recognition; the expected growth of and trends in the mobile game industry in China; PRC governmental policies and regulations relating to the mobile game industry in China; competition in the mobile game industry; and general economic and business conditions in China. Further information regarding these and other risks is included in the Company’s registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. CMGE does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and CMGE undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement CMGE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses and goodwill and intangible assets impairment loss. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

In China:

Tel: +86 20-8561-3455

E-mail: ir@cmge.com

Christensen

Christian Arnell

Tel: +86 158 2133 0177

E-mail: carnell@ChristensenlR.com

In the U.S.:

Christensen

Linda Bergkamp

Tel: +1 480 614 3000

E-mail: lbergkamp@ChristensenIR.com

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares)

	As of December 31,	As of March 31,
	2012*	2013	2013
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	128,736	125,394	20,190
Short-term investments	45,000	45,077	7,258
Accounts receivable	41,726	41,147	6,625
Inventories	2,359	3,859	621
Prepayment and other current assets	37,386	37,755	6,079
Deferred tax assets	262	270	43

Total current assets	255,469	253,502	40,816

Non-current assets:
Property and equipment, net	4,814	4,987	803
Goodwill	564,841	564,841	90,945
Intangible assets, net	42,998	38,822	6,251
Prepayments	28,600	27,200	4,379
Deferred tax assets	129	92	15
Other non-current assets	343	926	149

Total non-current assets	641,725	636,868	102,542

TOTAL ASSETS	897,194	890,370	143,358

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	3,689	9,857	1,587
Accrued expenses and other liabilities	19,597	18,944	3,050
Deferred revenue	1,697	3,562	574
Income tax payable	76	648	104
Amounts due to related parties	991	991	160

Total current liabilities	26,050	34,002	5,475

Non-current liabilities:
Unrecognized tax benefits	21,944	23,092	3,718
Deferred tax liabilities	7,844	7,204	1,160
Other non-current liabilities	2,150	2,720	438

Total non-current liabilities	31,938	33,016	5,316

Total liabilities	57,988	67,018	10,791

Mezzanine equity
Contingently redeemable ordinary shares (US$0.001 par value, 26,485,961 shares authorized; 26,485,961 and 26,485,961 shares issued and outstanding as of December 31, 2012 and March 31, 2013, respectively. Aggregate liquidation preference and redemption amount were RMB75,899 and RMB 77,211 as of March 31, 2013, respectively)	76,858	77,211	12,432
Shareholders’ equity
Class A ordinary shares (US$0.001 par value, 750,000,000 shares authorized; 113,577,208 and 113,577,208 shares issued and outstanding as of December 31, 2012 and March 31, 2013, respectively)	727	727	117
Class B ordinary shares (US$0.001 par value, 250,000,000 shares authorized; 189,617,092 and 189,617,092 shares issued and outstanding as of December 31, 2012 and March 31, 2013, respectively)	1,213	1,213	195
Additional paid-in capital	726,200	732,011	117,861
Retained earnings	34,563	12,684	2,042
Accumulated other comprehensive loss	(420)	(532)	(86)

Total China Mobile Games and Entertainment Group Limited’s equity	762,283	746,103	120,129
Noncontrolling interests	65	38	6

Total shareholders’ equity	762,348	746,141	120,135

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	897,194	890,370	143,358

* Amounts for the year ended December 31, 2012 were derived from December 31, 2012 audited consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2012	2012	2013	2013
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Revenues
Games	51,532	20,722	29,019	4,672
Handset design	2,801	8,194	7,528	1,212

Total net revenues	54,333	28,916	36,547	5,884

Cost of revenues
Games	(21,551)	(11,830)	(14,746)	(2,374)
Handset design	(2,780)	(9,049)	(7,205)	(1,160)

Total cost of revenues	(24,331)	(20,879)	(21,951)	(3,534)

Gross profit	30,002	8,037	14,596	2,350
Operating expenses:
Selling expenses	(2,160)	(4,792)	(7,563)	(1,218)
General and administrative expenses	(5,907)	(13,385)	(13,818)	(2,225)
Research and development expenses	(8,597)	(9,840)	(8,775)	(1,413)
Impairment of goodwill	—	(33,517)	—	—
Impairment of intangible assets	—	(10,910)	(2,613)	(421)
Listing expenses	—	746	—	—

Operating income (loss)	13,338	(63,661)	(18,173)	(2,927)
Interest income	292	674	405	65
Other income	113	113	113	18
Change in fair value of contingently returnable consideration assets	7,131	2,806	(2,804)	(450)

Income (loss) before income taxes and noncontrolling interests	20,874	(60,068)	(20,459)	(3,294)
Income tax (expense) benefit	(2,053)	1,738	(1,133)	(182)

Net income (loss)	18,821	(58,330)	(21,592)	(3,476)

Accretion of contingently redeemable ordinary shares	—	(560)	(353)	(57)

Net income (loss) attributable to shareholders	18,821	(58,890)	(21,945)	(3,533)

Net income (loss) attributable to noncontrolling interests	—	(135)	(67)	(11)
Net income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	18,821	(58,755)	(21,878)	(3,522)

Other comprehensive loss:
Foreign currency translation adjustment	(7)	(36)	(112)	(18)

Other comprehensive loss	(7)	(36)	(112)	(18)

Comprehensive income (loss)	18,814	(58,926)	(22,057)	(3,551)

Comprehensive loss attributable to noncontrolling interests	—	(135)	(67)	(11)
Comprehensive income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	18,814	(58,791)	(21,990)	(3,540)

Earnings (loss) per share for Class A and Class B ordinary shares:
Basic	0.06	(0.19)	(0.07)	(0.01)
Diluted	0.06	(0.19)	(0.07)	(0.01)
Weighted average number of Class A and Class B ordinary shares outstanding in computing:
Basic	302,729,550	303,194,300	303,194,300	303,194,300
Diluted	302,729,550	303,194,300	303,194,300	303,194,300

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

	For the Three Months Ended
	March 31, 2012	December 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	12,393	25,572	3,473	559
Net cash used in investing activities	(2,698)	(39,012)	(6,743)	(1,085)
Net cash (used in) provided by financing activities	(63,000)	(14,115)	40	6

Exchange rate effect on cash and cash equivalents	(7)	(36)	(112)	(18)
Net decrease in cash and cash equivalents	(53,312)	(27,591)	(3,342)	(538)
Cash and cash equivalents, beginning of the period	187,237	156,327	128,736	20,728

Cash and cash equivalents, end of the period	133,925	128,736	125,394	20,190

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO COMPARABLE GAAP MEASURES

(Amounts in thousands of Renminbi (“RMB”) except per ADS data)

	For the three months ended March 31, 2012			For the three months ended December 31, 2012			For the three months ended March 31, 2013
	GAAP	Adjustment (a)	Non-GAAP	GAAP	Adjustment (a)	Non-GAAP	GAAP	Adjustment (a)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses	16,664	(1,892)	14,772	71,698	(48,351)	23,347	32,769	(8,441)	24,328
Income (loss) from operations	13,338	1,892	15,230	(63,661)	48,351	(15,310)	(18,173)	8,441	(9,732)
Operating margin	24.5%		28.0%	-220.2%		-52.9%	-49.7%		-26.6%
Net income (loss)	18,821	1,892	20,713	(58,330)	48,351	(9,979)	(21,592)	8,441	(13,151)
Net margin	34.6%		38.1%	-201.7%		-34.5%	-59.1%		-36.0%
Net income attributable to CMGE	18,821	1,892	20,713	(58,755)	48,351	(10,404)	(21,878)	8,441	(13,437)
Net margin attributable to CMGE	34.6%		38.1%	-203.2%		-36.0%	-59.9%		-36.8%
Diluted earnings per ADS(b)	0.87		0.96	-2.71		-0.48	-1.01		-0.62

Non-GAAP adjustments

(a)	Adjustment to exclude the share-based compensation expense and goodwill and intangible assets impairment loss of each period.
(b)	1 ADS = 14 Ordinary Shares.